Exihibit 99.1

NaaS Technology Inc. Announces Results of 2023 Annual General Meeting

BEIJING, China, April 19, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (the “Company”), one of the largest and fastest growing electric vehicle charging service providers in China, is pleased to announce that at its 2023 annual general meeting of shareholders held in Beijing today, shareholders of the Company approved each of the three proposed resolutions set out in the notice of annual general meeting (the “Meeting Notice”), namely, an ordinary resolution to increase the Company’s authorized share capital, a special resolution to amend the Company’s memorandum and articles of association to reflect such increase in the share capital, and an ordinary resolution to authorize the Company’s directors, officers and agents to carry out the foregoing. The Meeting Notice had been furnished on March 23, 2023 to the Securities and Exchange Commission under cover of a Form 6-K and timely disseminated to shareholders and holders of the Company’s American depositary shares prior to the meeting.

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to charging stations comprising online, offline EV charging and non-charging solutions, supporting every stage of the station lifecycle. As of December 31, 2022, NaaS had connected over 515,000 chargers. In 2022, charging volume transacted through Company's network reached 2,753 GWh and gross transaction value reached RMB2,701 million. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

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